Basic Energy Services, Inc.

400 W. Illinois

Suite 800

Midland, Texas  79701

December 6, 2005

VIA FACSIMILE ((202) 772-9204)

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010
Attention:  H. Roger Schwall

Re:                               Request for Acceleration of Effectiveness of Registration Statement on Form S-1, as amended (No. 333-127517) of Basic Energy Services, Inc.

Ladies and Gentlemen:

On behalf of Basic Energy Services, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 10:00 a.m., Washington, D.C. time, on Thursday, December 8, 2005, or as soon thereafter as practicable.  The Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

BASIC ENERGY SERVICES, INC.

By:	/s/ Alan Krenek
Name: Alan Krenek
Title: Chief Financial Officer